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As filed with the U.S. Securities and Exchange Commission on November 12, 2004

Registration No. 333-11510

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

INFINEON TECHNOLOGIES AG
(Exact name of issuer of deposited securities as specified in its charter)
 n/a
(Translation of issuer's name into English)

Federal Republic of Germany
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
 (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

Infineon Technologies North America Corporation
1730 North First Street
San Jose, California 95112
(888) 463-4636
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP
570 Lexington Avenue, 44th Floor
New York, New York 10022
(212) 319-7600

It is proposed that this filing become effective under Rule 466

        ☒ immediately upon filing

        ☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit	Proposed maximum aggregate offering price	Amount of registration fee

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share of Infineon Technologies AG	N/A	N/A	N/A	N/A

PART I
INFORMATION REQUIRED IN PROSPECTUS

        The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

	Item Number and Caption		Location in Form of ADR Filed Herewith as Prospectus
1.	Name of depositary and address of its principal executive office		Face, introductory paragraph and final sentence on face.
2.	Title of ADR and identity of deposited securities		Face, top center and introductory paragraph
Terms of Deposit
	(i)	The amount of deposited securities represented by one unit of ADRs	Face, upper right corner and introductory paragraph
	(ii)	The procedure for voting, if any, the deposited securities	Reverse, paragraph (13)
	(iii)	The collection and distribution of dividends	Face, paragraphs (4), (7) and (9); Reverse, paragraph (11)
	(iv)	The transmission of notices, reports and proxy soliciting material	Face, paragraphs (3) and (10) Reverse, paragraph (13)
	(v)	The sale or exercise of rights	Face, paragraphs (4) and (9); Reverse, paragraph (11)
	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face, paragraphs (4) and (7); Reverse, paragraphs (11) and (14)
	(vii)	Amendment, extension or termination of the deposit agreement	Reverse, paragraphs (16) and (17) (no provision for extension)
	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the lists of holders of ADRs	Face, paragraph (2)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face, paragraphs (1), (2), (4) and (7)
	(x)	Limitation upon the liability of the Depositary and/or the Company	Reverse, paragraph (15)
3.	Description of all fees and charges which may be imposed directly or indirectly against the holders of ADRs		Face, paragraph (9)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of ADR Filed Herewith as Prospectus
2(b) Statement that the foreign issuer is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Securities and Exchange Commission	Face, paragraph (10)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

        (a)(2)    Form of Amendment No. 1 to Deposit Agreement.

        (e)         Certification under Rule 466.

Item 4. UNDERTAKINGS

  (a)
  The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

  (b)
  If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

        Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on November 12, 2004.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares
By:	JPMORGAN CHASE BANK, as Depositary
By:	/s/ JOSEPH M. LEINHAUSER
Name:	Joseph M. Leinhauser
Title:	Vice President

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Infineon Technologies AG certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on November 12, 2004.

INFINEON TECHNOLOGIES AG
By:	/s/ DR. WOLFGANG ZIEBART
Name:	Dr. Wolfgang Ziebart
Title:	Chief Executive Officer and Member of the Management Board
By:	/s/ PETER J. FISCHL
Name:	Peter J. Fischl
Title:	Chief Financial Officer and Member of the Management Board

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated as of November 12, 2004.

Name	Title
/s/ DR. WOLFGANG ZIEBART Dr. Wolfgang Ziebart	Chief Executive Officer and Member of the Management Board
/s/ PETER BAUER Peter Bauer	Chief Sales and Marketing Officer and Member of the Management Board
/s/ PETER J. FISCHL Peter J. Fischl	Chief Financial Officer and Member of the Management Board
/s/ DR. ANDREAS VON ZITZEWITZ Dr. Andreas von Zitzewitz	Chief Operating Officer and Member of the Management Board
/s/ ROBERT HAWLICZEK Robert Hawliczek	Chief Accounting Officer
/s/ ROBERT LeFORT Robert LeFort	Authorized Representative in the United States

 INDEX TO EXHIBITS

Exhibit Number		Sequentially Numbered Page
(a)(2)	Form of Amendment to Deposit Agreement.
(e)	Rule 466 Certification

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PART I INFORMATION REQUIRED IN PROSPECTUS
CROSS REFERENCE SHEET
  Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED
  Item 2. AVAILABLE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 3. EXHIBITS
  Item 4. UNDERTAKINGS
SIGNATURE
SIGNATURES
INDEX TO EXHIBITS